                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. __)*

                    Under the Securities Exchange Act of 1934

                               SAFLINK CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    786578104
                                 (CUSIP Number)

                                  Andrew Wilder
                             Chief Financial Officer
                                DMG Advisors LLC
                            53 Forest Avenue, Ste 202
                          Greenwich, Connecticut 06870
                                 (203) 967-5750

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 28, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)1-(f) or 13d-1(g), check the following box [X].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.



                               Page 1 of 12 Pages

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                               Page 2 of 12 Pages

CUSIP NO. 786578104
--------------------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                  DMG Advisers LLC (1)
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                            a.  [ ]
                                            b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source of Funds
                  AF
--------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  |_|
--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  Delaware
--------------------------------------------------------------------------------------------------------------------
                       7      Sole Voting Power                             0
      Number of
        Shares         8      Shared Voting Power                   6,549,779
Beneficially Owned by
         Each          9      Sole Dispositive Power                        0
      Reporting
     Person With       10     Shared Dispositive Power              6,549,779

--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person                         6,549,779
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)   37.4%
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                                            OO
--------------------------------------------------------------------------------------------------------------------
         (1) The ultimate managing member of DMG Advisors LLC is Thomas McAuley.
--------------------------------------------------------------------------------------------------------------------



                               Page 3 of 12 Pages

CUSIP NO. 786578104
--------------------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                  DMG Legacy International Ltd.
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                            a.  [ ]
                                            b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source of Funds

                  WC
--------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  |_|
--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  British Virgin Islands
--------------------------------------------------------------------------------------------------------------------
                       7      Sole Voting Power                             0
      Number of
        Shares         8      Shared Voting Power                   3,257,840
Beneficially Owned by
         Each          9      Sole Dispositive Power                        0
      Reporting
     Person With       10     Shared Dispositive Power              3,257,840
--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person                        3,257,840
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11) 18.7%
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                                            OO
--------------------------------------------------------------------------------------------------------------------



                               Page 4 of 12 Pages

CUSIP NO. 786578104
--------------------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                  DMG Legacy Institutional Fund LLC
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                            a.  [ ]
                                            b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source of Funds

                  WC
--------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  Delaware
--------------------------------------------------------------------------------------------------------------------
                       7      Sole Voting Power                             0
      Number of
        Shares         8      Shared Voting Power                   2,683,648
Beneficially Owned by
         Each          9      Sole Dispositive Power                        0
      Reporting
     Person With       10     Shared Dispositive Power              2,683,648

--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person                        2,683,648
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11) 15.4%
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                                            OO
--------------------------------------------------------------------------------------------------------------------


                               Page 5 of 12 Pages

ITEM 1.           SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Saflink Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 11911 N.E.1st Street, Suite B-304, Bellevue, Washington 98005.

ITEM 2.           IDENTITY AND BACKGROUND.

         DMG Advisors LLC, a Delaware limited liability company ("DMG Advisors"), DMG Legacy International Fund Ltd., a British Virgin Islands company ("DMG Legacy International"), and DMG Legacy Institutional Fund LLC, a Delaware limited liability company ("DMG Legacy Institutional"), (all of the foregoing collectively, the "Reporting Persons" and individually each a "Reporting Person") are jointly filing this Schedule 13D. The principal business address and office for each of the Reporting Persons is 53 Forest Avenue, Ste 202, Greenwich, Connecticut 06870. A copy of the agreement among the Reporting Persons with respect to their joint filing of this Schedule 13D is attached hereto as Exhibit 1.

         The principal business of DMG Advisors is managing various investment funds, including DMG Legacy International, DMG Legacy Institutional and DMG Legacy Fund LLC ("DMG Legacy").

         The principal business of each of the other Reporting Persons is investment in securities.

         The name, citizenship, business address, present principal occupation and material positions held during the past five years of each of the managers or members and officers and directors of each Reporting Person, as applicable, are set forth in Appendix A hereto.

         During the last five years, none of the Reporting Persons or, to the best of the knowledge of any of the Reporting Persons, any of the persons listed in Appendix A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The full amount of the purchase price of $5,000,000 in respect of the Reporting Persons' acquisition of shares of Common Stock on June 28, 2002 was paid out of the working capital of DMG Legacy International, DMG Legacy Institutional and DMG Legacy Fund LLC ("DMG Legacy"). (Please see Item 5 below.)

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Persons have acquired the shares of Common Stock for investment purposes. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, the financial condition, results of operations and prospects of the Company and general economic, financial market and industry


                               Page 6 of 12 Pages
conditions, the Reporting Persons may also acquire additional shares of Common Stock, or sell all or part of their Common Stock, in open market or privately negotiated transactions or otherwise. Any open market or privately negotiated purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors and to the extent deemed advisable in light of the Reporting Persons' general investment policies, or other factors, DMG Advisors, in its capacity as managing member of the other Reporting Persons, may formulate other purposes, plans or proposals regarding the Company or the Company's Common Stock. The foregoing is subject to change at any time, and there can be no assurance that DMG Advisors will take any of the actions set forth above. DMG Advisors may make similar evaluations from time to time or on an ongoing basis.

         Except as otherwise described in this Item 4, none of the Reporting Persons have formulated any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) through (j) of
Schedule 13D under the Securities Exchange Act of 1934, as amended, although each Reporting Person reserves the right to formulate such plans or proposals in the future.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a) DMG Advisors beneficially owns a total of 6,549,779 shares of the Common Stock of the Company representing 37.4% of the Common Stock and consisting of
(i) the Common Stock directly and indirectly owned by DMG Legacy International and DMG Legacy Institutional as described below, and (ii) 441,044 shares of Common Stock which is directly owned by DMG Legacy, 67,413 shares of Common Stock which is indirectly owned by DMG Legacy pursuant to an equity swap agreement (see subsection (c) below), and 129,834 warrants to acquire shares of Common Stock, representing, in the aggregate, beneficial ownership of 3.6% of the Common Stock. DMG Legacy also holds 96,287 warrants to acquire additional shares of Common Stock. However, such warrants may not be exercised if DMG Legacy and its affiliates, following such exercise, would beneficially own in excess of 4.9% of the outstanding shares of Common Stock. As DMG Advisors holds greater than 4.9% of the outstanding shares, the warrants are not exercisable and are not deemed beneficially owned for purposes of this Schedule 13D.

         DMG Legacy International directly owns 2,675,091 shares of Common Stock and indirectly owns 582,749 shares of Common Stock pursuant to an equity swap agreement (see subsection (c) below), representing in the aggregate beneficial ownership of 18.7% of the Common Stock. DMG Legacy International also holds an aggregate of 1,656,348 warrants to acquire shares of Common Stock. The exercise of 832,348 of such warrants is prohibited if, following such exercise, DMG Legacy International and its affiliates, would beneficially own in excess of 4.9% of the outstanding shares of Common Stock and the exercise of 824,000 of such warrants is restricted if, following the exercise, DMG Legacy International would beneficially own in excess of 4.999% of the shares of Common Stock and is prohibited if, following exercise, the fund would own in excess of 9.999% of the shares of Common Stock. As DMG Legacy International beneficially owns in excess of these thresholds, their warrants are not exercisable and therefore are not deemed beneficially owned for purposes of this Schedule 13D.

         DMG Legacy Institutional directly owns 2,273,810 shares of Common Stock and indirectly owns 409,838 shares of Common Stock pursuant to an equity swap agreement (see subsection (c) below) representing in the aggregate beneficial ownership of 15.4% of the Common Stock. DMG Legacy Institutional also holds an aggregate of 1,298,210 warrants to acquire shares of Common Stock. The exercise of 585,376 of such warrants is prohibited if,


                               Page 7 of 12 Pages
following such exercise, DMG Legacy Institutional and its affiliates, would beneficially own in excess of 4.9% of the outstanding shares of Common Stock and the exercise of 712,834 of such warrants is restricted if, following the exercise, DMG Legacy Institutional would beneficially own in excess of 4.999% of the shares of Common Stock and is prohibited if, following exercise, the fund would own in excess of 9.999% of the shares of Common Stock. As DMG Legacy Institutional beneficially owns in excess of these thresholds, their warrants are not exercisable and therefore are not deemed beneficially owned for purposes of this Schedule 13D.

(b) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, DMG Advisors may be deemed to beneficially own the Common Stock owned directly and indirectly by DMG Legacy International, DMG Legacy Institutional and DMG Legacy because, as the managing member of DMG Legacy International, DMG Legacy Institutional and DMG Legacy, DMG Advisors has voting and investment control with respect to the shares of Common Stock held by each entity.

(c) During the past sixty days, the Reporting Persons have entered into the transactions described below in respect of the Company's Common Stock.

         On June 28, 2002, the Reporting Persons entered into a stock purchase agreement with the Company pursuant to which they acquired an aggregate of 3,333,334 newly issued shares of Common Stock and warrants to acquire an aggregate of 1,666,668 additional shares of Common Stock for an aggregate purchase price of $5,000,000. The Company has agreed to register for resale the shares of Common Stock issued in the placement and the shares issuable upon exercise of the warrants.

         DMG Legacy International purchased a total of 1,648,000 shares of Common Stock and warrants to acquire 824,000 additional shares. DMG Legacy Institutional purchased a total of 1,425,667 shares of Common Stock and warrants to acquire 712,834 additional shares. DMG Legacy purchased a total of 259,667 shares of Common Stock and warrants to acquire 129,834 additional shares.

         For a period of one year following the closing date of the acquisition, DMG Advisors, DMG Legacy International, DMG Legacy Institutional and DMG Legacy have the right of first refusal to purchase their pro rata portion of shares in any proposed sale or exchange by the Company of Common Stock or securities convertible, exchangeable or exercisable into Common Stock, excluding transactions with strategic parties, transactions under the Company's equity incentive plans, or underwritten public offerings by the Company.

         The warrants have an exercise price of $2.25 per warrant which will increase to $3.50 per warrant six months after the effective date of the registration statement covering the shares issuable upon exercise of the warrants, as such price may be adjusted from time to time pursuant to anti-dilution adjustments. The expiration date of the warrants is June 28, 2007.

         The warrants are subject to a restriction that they may not be exercised if, following the exercise, the holder would beneficially own in excess of 4.999% of the shares of Common Stock of the Company; however, the holder may waive this restriction upon notice to the Company. However, under the terms of the warrants, exercise is prohibited if, following the exercise, the holder person would beneficially own in excess of 9.999% of the then issued and outstanding shares of Common Stock. Each of DMG Legacy International and DMG Legacy Institutional has surpassed this 9.999% threshold and, accordingly, their warrants are not currently exercisable and have not been included in the number of shares beneficially owned by such Reporting Person.



                               Page 8 of 12 Pages

         Additionally, the Company has a right to redeem the warrants at any time after nine months following the date of issuance of the warrants provided that (i) the quoted closing price of the Common Stock is greater than 200% of the warrant price for a period of twenty consecutive trading days immediately prior to the date the Company delivers the call notice, (ii) the registration statement covering the shares issuable upon exercise of the warrants has been declared effective, and (ii) certain other conditions have been met. If the warrants subject to redemption have not been exercised within twenty days following the delivery of the Company notice, the warrants will expire. In such event, the Company will pay $.10 per warrant share called and will issue a new warrant representing the number of shares, if any, which were not called or exercised.

         Between July 9, 2002 and July 26, 2002, the Reporting Persons have acquired an aggregate amount of 417,500 additional shares of Common Stock in the open market at prices ranging from $2.19 to $2.49 per share. DMG Legacy International purchased a total of 206,412 shares of Common Stock. DMG Legacy Institutional purchased a total of 178,565 shares of Common Stock. DMG Legacy purchased a total of 32,523 shares of Common Stock.

         In addition, on June 18, 2002, DMG Legacy International, DMG Legacy Institutional and DMG Legacy entered into equity basket swap agreements with each of two banks under which, one bank purchased a total of 600,000 shares of Common Stock at $1.61 per share and the other bank purchased a total of 460,000 shares of Common Stock at $1.63 per share. The interests of DMG Legacy International, DMG Legacy Institutional and DMG Legacy are, respectively, with respect to the first bank, 329,858 shares, 231,984 shares and 38,158 shares, and, with respect to the second bank, 252,891 shares, 177,854 shares and 29,255 shares. Pursuant to the agreements, each of the funds will pay the banks the notional amount of their respective baskets, which is defined as: (# of shares X purchase price) X an agreed interest rate. In exchange for paying the interest rate on the notional amount, each of the funds will receive any price appreciation on their respective basket of securities and will pay any price depreciation on the basket of securities.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise among the Reporting Persons or any of the persons listed on Appendix A and between such persons and any person with respect to any shares of Common Stock of the Company, including, but not limited to, transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

        1.        Joint Filing Agreement dated July 31, 2002.


                               Page 9 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 2002                   DMG ADVISORS LLC


                                        By:      /s/ Andrew Wilder
                                                 ----------------------------
                                        Name:    Andrew Wilder
                                        Title:   Chief Financial Officer


                                        DMG LEGACY INTERNATIONAL LTD.


                                        By:      /s/ Andrew Wilder
                                                 ----------------------------
                                        Name:    Andrew Wilder
                                        Title:   Chief Financial Officer


                                        DMG LEGACY INSTITUTIONAL FUND LLC


                                        By:      /s/ Andrew Wilder
                                                 ----------------------------
                                        Name:    Andrew Wilder
                                        Title:   Chief Financial Officer



                               Page 10 of 12 Pages

                                   APPENDIX A

         The following table sets forth the name, citizenship, business address and occupation of each manager or member of DMG Advisors LLC, DMG Legacy International Fund Ltd. and DMG Legacy Institutional Fund LLC.

Thomas E. McAuley    United States     Managing member and Chief Investment Officer of DMG Advisors
                                       LLC, Director of DMG Legacy International Ltd.; address: 53
                                       Forest Ave, Suite 202, Old Greenwich, CT 06870. He has been the Chief Investment Officer of DMG Advisors LLC since
                                       inception in June 2001.

Andrew Wilder        Canada            Chief Financial Officer of DMG Advisors LLC, Director of DMG
                                       Legacy International Ltd.; address: 53 Forest Ave, Suite
                                       202, Old Greenwich, CT 06870.






                               Page 11 of 12 Pages

                                                                       EXHIBIT A


                             JOINT FILING AGREEMENT

         This Agreement is filed as an exhibit to Schedule 13D being filed by DMG Advisors LLC, DMG Legacy International Ltd. and DMG Legacy Institutional Fund LLC in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Schedule 13D to which this Agreement is attached is filed on behalf of the below-named companies, that they are each responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

Dated:  July 31, 2002                     DMG ADVISORS LLC



                                          By: /s/ Andrew Wilder
                                              ------------------------------
                                          Name:  Andrew Wilder
                                          Title: Chief Financial Officer


                                          DMG LEGACY INTERNATIONAL LTD.


                                          By: /s/ Andrew Wilder
                                              ------------------------------
                                          Name:  Andrew Wilder
                                          Title: Chief Financial Officer


                                          DMG LEGACY INSTITUTIONAL FUND LLC


                                          By: /s/ Andrew Wilder
                                              ------------------------------
                                          Name:  Andrew Wilder
                                          Title: Chief Financial Officer



                               Page 12 of 12 Pages